September 21, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention: Taylor Beech

Re:	Data Knights Acquisition Corp.

Registration Statement on Form S-4

File No. 333-274519

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Data Knights Acquisition Corp., Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective at 9:00 A.M. (ET) on September 22, 2023, or as soon thereafter as practicable.

Please contact Andrew M. Tucker (202-689-2987) or Rebekah D. McCorvey (404-322-6735) of Nelson Mullins Riley & Scarborough LLP, counsel to the Company, with any questions about this acceleration request. Please notify either of the foregoing when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

Data Knights Acquisition Corp.

By:	/s/ Barry Anderson
Barry Anderson
Chief Executive Officer